    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 19, 1997
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549-1004
                            ------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                               VARLEN CORPORATION

             (Exact name of registrant as specified in its charter)
                         ------------------------------

               DELAWARE                                 13-2651100
   (State or other jurisdiction of                   (I.R.S. Employer
    incorporation or organization)                 Identification No.)

                                                    RICHARD L. WELLEK
                                           CHAIRMAN AND CHIEF EXECUTIVE OFFICER
         55 SHUMAN BOULEVARD                        VARLEN CORPORATION
         POST OFFICE BOX 3089                      55 SHUMAN BOULEVARD
         NAPERVILLE, ILLINOIS                      POST OFFICE BOX 3089
              60566-7089                           NAPERVILLE, ILLINOIS
            (630) 420-0400                              60566-7089
                                                      (630) 420-0400
   (Address, including zip code and        (Name, address, including zip code,
          telephone number,                       and telephone number,
 including area code, of registrant's       including area code, of agent for
     principal executive offices)                        service)

                         ------------------------------

                                   COPIES TO:

         Suzanne E. Sutkowski                         Jeffrey Small
           Kirkland & Ellis                       Davis Polk & Wardwell
       200 East Randolph Drive                     450 Lexington Avenue
     Chicago, Illinois 60601-6636                New York, New York 10017

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.
                         ------------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                                            PROPOSED MAXIMUM
                                                                       PROPOSED MAXIMUM         AGGREGATE
            TITLE OF EACH CLASS OF                    AMOUNT TO         OFFERING PRICE          OFFERING             AMOUNT OF
          SECURITIES TO BE REGISTERED             BE REGISTERED(1)       PER SHARE(2)          PRICE(1)(2)       REGISTRATION FEE
Common Stock, $0.10 par value per share (3)....   2,421,279 shares         $32.1875          $77,934,918.00         $23,617.00

(1) Maximum number of shares issuable upon conversion of the $54,695,000 principal amount of Varlen Corporation 6 1/2% Convertible Subordinated Debentures due 2003 outstanding at close of business on August 18, 1997.

(2) Estimated in accordance with Rule 457(c), solely for purposes of determining the registration fee, based on the average of the high and low sale prices on the Nasdaq Stock Market on August 18, 1997.

(3) Includes associated preferred share purchase rights. Prior to the occurrence of certain events, the preferred share purchase rights will not be evidenced separately from the Common Stock.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED AUGUST 19, 1997

PROSPECTUS

            , 1997

                                2,421,279 SHARES

                               VARLEN CORPORATION

                                  COMMON STOCK

    By notification to be dated August 20, 1997, Varlen Corporation, a Delaware Corporation (the "Company") intends to call all of its outstanding 6 1/2% Convertible Subordinated Debentures due 2003 ("Debentures") for redemption for cash on September 4, 1997 (the "Redemption Date") at a redemption price of $1,039.00 per $1,000 principal amount of Debentures, plus accrued and unpaid interest of $16.79 to, but not including, the Redemption Date, for an aggregate redemption price of $1,055.79 per $1,000 principal amount of Debentures (the "Redemption Price"). Interest on Debentures will cease to accrue on the Redemption Date. Prior to the close of business on September 3, 1997 (the "Conversion Expiration Date"), Debentures may be converted into shares of the Company's common stock, $0.10 par value per share (the "Common Stock") and associated preferred share purchase rights at a conversion price of $22.5893 per share, into 44.2688 shares of Common Stock per $1,000 principal amount of Debentures. After the close of business on the Conversion Expiration Date, no conversion of Debentures may be made. The Common Stock and Debentures are listed on the Nasdaq Stock Market ("NASDAQ") under the trading symbols VRLN and VRLNG, respectively. On August 18, 1997, the last reported sale price of the Common Stock on the NASDAQ was $32.375 per share.

    If a holder of $1,000 principal amount of Debentures had converted such Debentures on August 18, 1997, such holder would have received Common Stock (including cash in lieu of any fractional shares) having a market value of approximately $1,433.20, based on the last reported sales price of the Common Stock on the NASDAQ on that date. So long as the market price of a share of Common Stock is more than $23.85 per share, the shares of Common Stock (including cash in lieu of any fractional shares) which holders would receive upon conversion of their Debentures would have a greater market value than the cash that such holders would receive upon redemption of such Debentures. See "Redemption of Debentures; Available Alternatives."

    This Prospectus relates to the issuance of a maximum of 2,421,279 shares of Common Stock of the Company, issuable upon conversion of the $54,695,000 principal amount of Debentures outstanding as of August 18, 1997 and under the standby arrangements described in this Prospectus.

    The Company has arranged for Donaldson, Lufkin & Jenrette Securities Corporation, Piper Jaffray Inc. and Robert W. Baird & Co. Incorporated (the "Purchasers") to purchase, subject to certain conditions, directly from the Company up to such whole number of shares of Common Stock as would have been issuable upon conversion of any Debentures which are not duly surrendered for conversion by the close of business on the Conversion Expiration Date (the "Purchased Shares"). The Purchasers may also purchase Debentures in the open market, and any Debentures so purchased shall be converted into Common Stock. See "Standby and Other Arrangements." Any Debentures not duly surrendered for conversion or purchase prior to the close of business on the Conversion Expiration Date will be redeemed for cash on the Redemption Date.

    SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY HOLDERS OF DEBENTURES AND PROSPECTIVE INVESTORS IN THE COMMON STOCK.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
            PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                             CRIMINAL OFFENSE.

    Prior to and after the Redemption Date, the Purchasers may offer Common Stock obtained as described above in part directly to the public at varying prices and in part to certain securities dealers at prices which may represent concessions from the prices at which such shares are then being offered to the public. The Purchasers may allow, and such dealers may reallow, a concession to certain brokers and dealers. The amount of such concessions and reallowances will be determined from time to time by the Purchasers. In effecting such transactions, the Purchasers may realize profits and losses independent of the compensation referred to under "Standby and Other Arrangements." The Purchasers have agreed to remit to the Company a portion of the profit realized on sales of up to 121,064 Purchased Shares as described under "Standby and Other Arrangements." Any Common Stock will be offered by the Purchasers when, as and if accepted by the Purchasers and subject to their right to reject orders, in whole or in part. See "Standby and Other Arrangements" for a description of the Purchasers' compensation and indemnification arrangements with the Company.

DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION

                               PIPER JAFFRAY INC.

                                                           ROBERT W. BAIRD & CO.
                                                                 INCORPORATED

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE PURCHASERS MAY MAKE SHORT SALES OF THE COMMON STOCK IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. IN NO CASE WILL THE PURCHASERS STABILIZE THE COMMON STOCK IN SUPPORT OF AN AT-THE-MARKET OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "STANDBY AND OTHER ARRANGEMENTS."

                               PROSPECTUS SUMMARY

    ALL REFERENCES TO COMMON STOCK IN THIS PROSPECTUS, UNLESS OTHERWISE NOTED, INCLUDE THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS ISSUED PURSUANT TO THE RIGHTS AGREEMENT DATED AS OF JUNE 17, 1996 BETWEEN THE COMPANY AND HARRIS TRUST AND SAVINGS BANK, AS RIGHTS AGENT. PRIOR TO THE OCCURRENCE OF CERTAIN EVENTS, THE PREFERRED SHARE PURCHASE RIGHTS WILL NOT BE EVIDENCED SEPARATELY FROM THE COMMON STOCK.

                                  THE COMPANY

    Varlen Corporation designs, manufactures and markets engineered industrial products primarily for specialized applications in the transportation and analytical instruments markets. The Company's principal business strategy is to employ its product development capabilities, advanced manufacturing processes and marketing skills in market niches where the Company believes it can achieve a market leadership position. The Company's operations are conducted through subsidiaries that are relatively autonomous, while its small corporate headquarters staff oversees financial controls and provides strategic direction. Management continually emphasizes improvements in quality, product performance and delivery time, cost reductions and other value adding activities. Although many of the markets for the Company's products are mature, the Company seeks growth opportunities through technological and product improvement and by acquiring and developing new products that can be sold through its distribution networks. In addition, the Company's development efforts increasingly focus on new products specifically designed for international markets.

                REDEMPTION OF DEBENTURES; AVAILABLE ALTERNATIVES

    Pursuant to the terms of the Indenture, dated May 27, 1993, between Harris Trust and Savings Bank (the "Trustee") and the Company (the "Indenture"), by notification to be dated August 20, 1997 the Company intends to call, for redemption for cash, all outstanding Debentures on the Redemption Date. Holders of Debentures will be entitled to receive a redemption price of $1,039.00 per $1,000 principal amount of Debentures, plus accrued and unpaid interest of $16.79 to, but not including, the Redemption Date, for an aggregate Redemption Price of $1,055.79 per $1,000 principal amount of Debentures.

    As more fully described in this Prospectus, holders of Debentures have as alternatives, in addition to the right to sell their Debentures through usual broker facilities, (i) the right to convert their Debentures into Common Stock and (ii) the right to have their Debentures redeemed for cash on the Redemption Date for the Redemption Price. The availability of the first alternative described above will terminate at the close of business on the Conversion Expiration Date. Any Debentures not duly surrendered for conversion prior to the close of business on the Conversion Expiration Date will be automatically redeemed for cash at the Redemption Price.

    SO LONG AS THE MARKET PRICE OF A SHARE OF COMMON STOCK IS MORE THAN $23.85 PER SHARE, THE SHARES OF COMMON STOCK AND CASH IN LIEU OF FRACTIONAL SHARES WHICH HOLDERS WOULD RECEIVE UPON CONVERSION OF THEIR DEBENTURES WOULD HAVE A GREATER MARKET VALUE THAN THE CASH THAT SUCH HOLDERS WOULD RECEIVE UPON REDEMPTION OF SUCH DEBENTURES. ON THE BASIS OF THE LAST REPORTED SALE PRICE OF THE COMMON STOCK ON THE NASDAQ ON AUGUST 18, 1997 OF $32.375 PER SHARE, THE
44.2688 SHARES OF COMMON STOCK INTO WHICH EACH $1,000 PRINCIPAL AMOUNT OF OUTSTANDING DEBENTURES ARE CONVERTIBLE HAD A MARKET VALUE EQUIVALENT TO APPROXIMATELY $1,433.20. IT SHOULD BE NOTED, HOWEVER, THAT THE TRADING PRICE OF THE COMMON STOCK RECEIVED UPON CONVERSION WILL FLUCTUATE IN THE MARKET, AND THE HOLDER MAY INCUR VARIOUS EXPENSES OF SALE IF SUCH COMMON STOCK IS SOLD IN THE MARKET. SEE "COMMON STOCK PRICE RANGE AND DIVIDENDS" FOR ADDITIONAL MARKET PRICE INFORMATION. IN LIGHT OF THE FOREGOING, HOLDERS OF DEBENTURES ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE COMMON STOCK BEFORE MAKING THEIR ELECTIONS.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following summary financial data were derived from, and should be read in conjunction with, the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1997 and the Quarterly Report on Form 10-Q for the quarter ended May 3, 1997 which are incorporated herein by reference. All references to annual periods in this Prospectus and in the documents incorporated by reference herein refer to the Company's fiscal years which for all periods presented ended on January 31. The summary financial data at May 3, 1997 and for the three months ended May 3, 1997 and May 4, 1996 have been derived from the Company's unaudited condensed consolidated financial statements which, in the opinion of management, reflect all adjustments, which are of a normal recurring nature, necessary for a fair presentation of the financial position and results of operations for the unaudited periods. The results of operations for the three months ended May 3, 1997 are not necessarily indicative of operating results for the full year.

                                                         THREE MONTHS ENDED
                                                        ---------------------             FISCAL YEARS
                                                          MAY 3,     MAY 4,    ----------------------------------
                                                           1997       1996        1996        1995        1994
                                                        ----------  ---------  ----------  ----------  ----------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF EARNINGS DATA:
  Net sales:
    Transportation products...........................  $  116,002  $  77,589  $  363,999  $  317,122  $  261,835
    Analytical instruments............................       7,973     14,386      45,476      69,865      79,686
                                                        ----------  ---------  ----------  ----------  ----------
      Total net sales.................................  $  123,975  $  91,975  $  409,475  $  386,987  $  341,521
                                                        ----------  ---------  ----------  ----------  ----------
                                                        ----------  ---------  ----------  ----------  ----------
  Net earnings........................................  $    5,009  $   4,822  $   17,857  $   19,609  $   14,762
                                                        ----------  ---------  ----------  ----------  ----------
                                                        ----------  ---------  ----------  ----------  ----------
PER SHARE DATA:
  Primary earnings per share..........................  $     0.84  $    0.79  $     2.96  $     3.19  $     2.44
  Fully diluted earnings per share....................  $     0.63  $    0.60  $     2.27  $     2.43  $     1.92

  Weighted average number of shares--primary..........       5,959      6,095       6,023       6,141       6,064
  Weighted average number of shares--fully diluted....       9,048      9,159       9,078       9,199       9,136

                                                                                               MAY 3, 1997
                                                                                        --------------------------
                                                                                          ACTUAL    AS ADJUSTED(1)
                                                                                        ----------  --------------
                                                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital.....................................................................  $   73,397   $     72,785
  Total assets........................................................................     396,167        394,283
  Total debt, excluding current portion...............................................     181,056        112,056
  Stockholders' equity................................................................     114,043        181,159

------------------------

(1) As adjusted to give effect to the conversion of the entire $69,000,000 aggregate principal amount of Debentures originally issued by the Company ($14,305,000 aggregate principal amount having been converted prior to the date of this Prospectus), the payment of $461,980 to the Purchasers as described under "Standby and Other Arrangements" and the payment of an estimated $150,000 of other expenses in connection with the offering. Accordingly, the As Adjusted information assumes that no Purchased Shares are purchased by the Purchasers.

                                  RISK FACTORS

    HOLDERS OF DEBENTURES AND PROSPECTIVE INVESTORS IN THE COMMON STOCK SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH BELOW, AS WELL AS THE OTHER INFORMATION SET FORTH OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, BEFORE MAKING AN INVESTMENT IN THE COMMON STOCK.

CYCLICALITY AND OPERATING LEVERAGE

    The Company's operations are subject to cyclical fluctuations based both on general economic conditions and the economic conditions of the specific industries they serve. Because the Company's manufacturing operations have a significant fixed cost component, reduced sales volume results in a proportionately greater decline in operating profit for the Company. Conversely, improved sales volume generally will result in a disproportionate increase in operating profit. Given the nature of the Company's businesses and cost structure, a prolonged economic downturn could have an adverse effect on the Company's revenues and results of operations.

COMPETITION

    All of the markets in which the Company participates are highly competitive. Participants compete on the basis of engineering, design, quality, reliability, service and price. Additionally, some of the Company's competitors have greater research and development capabilities and financial, marketing and other resources than the Company. Competitive factors could require price reductions or increased spending on product development and marketing that would adversely affect the Company's profit margins. Certain of the Company's products are the subject of rigorous price competition, requiring the Company to lower its prices in accordance with those of its competitors and precluding it from unilaterally raising its prices.

RELIANCE UPON KEY CUSTOMERS; PRODUCT SALES CONCENTRATION

    The Company's businesses have relationships with several key customers, the loss of which could have a material adverse effect on such businesses. In particular, during each of the last three fiscal years, Freightliner Corporation ("Freightliner") accounted for approximately 15% of the Company's net sales. The loss of Freightliner as a customer would have a material adverse effect on the Company's revenues and net earnings. The Company believes its relationship with Freightliner to be satisfactory. In addition, sales of aluminum hubs and hub assemblies aggregated 12%, 14% and 10% of consolidated net sales in fiscal 1996, 1995 and 1994, respectively, and sales of cushioning devices and related parts for railroad freight cars and locomotive engines accounted for 11% and 13% of consolidated net sales in fiscal 1995 and 1994, respectively.

CERTAIN LITIGATION

    The Company is a defendant in certain claims, investigations and lawsuits including but not limited to litigation in the United States District Court for the Eastern District of Virginia entitled Means Industries, Inc. v. Epilogics, Inc. Civil Action No. 3:97CV276 and Epilogics, Inc. v. Means Industries, Inc., Varlen Corp., and Brenco, Inc. Civil Action No. 3:97CV461 relating to the Company's Mechanical Diode-Registered Trademark- clutch patent license. Based on the advice of counsel, management believes that the outcome of these actions, individually or in the aggregate, will not have a material adverse effect on the Company's consolidated financial position.

                REDEMPTION OF DEBENTURES; AVAILABLE ALTERNATIVES

    Pursuant to the terms of the Indenture, by notification to be dated August 20, 1997 the Company intends to call for redemption for cash, all outstanding Debentures on the Redemption Date. Holders of Debentures will be entitled to receive a redemption price of $1,039.00 per $1,000 principal amount of Debentures, plus accrued and unpaid interest of $16.79 to, but not including, the Redemption Date, for an aggregate Redemption Price of $1,055.79 per $1,000 principal amount of Debentures.

    As more fully described below, holders of Debentures have as alternatives, in addition to the right to sell their Debentures through usual broker facilities, (i) the right to convert their Debentures into Common Stock and (ii) the right to have their Debentures redeemed for cash on the Redemption Date for the Redemption Price. The availability of the first alternative described above will terminate at the close of business on the Conversion Expiration Date. ANY DEBENTURES NOT DULY SURRENDERED FOR CONVERSION PRIOR TO THE CLOSE OF BUSINESS ON THE CONVERSION EXPIRATION DATE WILL BE AUTOMATICALLY REDEEMED FOR CASH AT THE REDEMPTION PRICE.

    SO LONG AS THE MARKET PRICE OF A SHARE OF COMMON STOCK IS MORE THAN $23.85 PER SHARE, THE SHARES OF COMMON STOCK AND CASH IN LIEU OF FRACTIONAL SHARES WHICH HOLDERS WOULD RECEIVE UPON CONVERSION OF THEIR DEBENTURES WOULD HAVE A GREATER MARKET VALUE THAN THE CASH THAT SUCH HOLDERS WOULD RECEIVE UPON REDEMPTION OF SUCH DEBENTURES. ON THE BASIS OF THE LAST REPORTED SALE PRICE OF THE COMMON STOCK ON THE NASDAQ ON AUGUST 18, 1997 OF $32.375 PER SHARE, THE
44.2688 SHARES OF COMMON STOCK INTO WHICH EACH $1,000 PRINCIPAL AMOUNT OF OUTSTANDING DEBENTURES ARE CONVERTIBLE HAD A MARKET VALUE EQUIVALENT TO APPROXIMATELY $1,433.20. IT SHOULD BE NOTED, HOWEVER, THAT THE TRADING PRICE OF THE COMMON STOCK RECEIVED UPON CONVERSION WILL FLUCTUATE IN THE MARKET, AND THE HOLDER MAY INCUR VARIOUS EXPENSES OF SALE IF SUCH COMMON STOCK IS SOLD IN THE MARKET. SEE "COMMON STOCK PRICE RANGE AND DIVIDENDS" FOR ADDITIONAL MARKET PRICE INFORMATION. IN LIGHT OF THE FOREGOING, HOLDERS OF DEBENTURES ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE COMMON STOCK BEFORE MAKING THEIR ELECTIONS.

ALTERNATIVES AVAILABLE TO HOLDERS OF DEBENTURES

    Holders of Debentures have the following alternatives, which should be carefully considered:

    1. CONVERSION OF DEBENTURES INTO COMMON STOCK. Until the close of business on the Conversion Expiration Date, at the offices listed below, Debentures are convertible pursuant to the Indenture, at the option of the holder of such Debentures, into shares of Common Stock at a conversion price of $22.5893 per share of Common Stock, into 44.2688 shares of Common Stock for each $1,000 principal amount of Debentures. On the basis of the last reported sale price of the Common Stock on the NASDAQ on August 18, 1997 of $32.375 per share, the
44.2688 shares of Common Stock into which each $1,000 principal amount of outstanding Debentures are convertible had a market value equivalent to approximately $1,433.20. See "Common Stock Price Range and Dividends" for additional market price information. Any conversion of Debentures will be effective immediately prior to the close of business on the date on which such shares are duly surrendered as described below. Thereafter, the person or persons entitled to receive the Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock (including for purposes of determining holders entitled to receive payments of dividends and to vote on matters submitted to a vote of the holders of Common Stock). No payment or adjustment will be made for interest accrued on Debentures surrendered for conversion. Accordingly, any holder surrendering Debentures for conversion will not receive any interest with respect to such Debentures accrued since June 1, 1997.

    To convert any Debentures into Common Stock, the holder thereof shall surrender such Debentures prior to the close of business on the Conversion Expiration Date to HARRIS TRUST AND SAVINGS BANK, TRUSTEE, 311 WEST MONROE STREET, CHICAGO, ILLINOIS 60606, ATTENTION: DAN DONOVAN. In order to duly surrender such Debentures for conversion, the holder must also give written notice that such holder elects to convert such Debentures into Common Stock and that portion of such Debentures that such holder wishes to convert. Each Debenture surrendered for conversion must be duly assigned or endorsed for transfer. Notice of conversion given to the Trustee (including the assignment required as described in the preceding sentence) may be provided by surrendering Debentures accompanied by a duly executed Letter of Transmittal (the "Letter of Transmittal") that will be mailed to all record holders of Debentures as of August 12, 1997. In addition, a holder may surrender Debentures duly assigned or endorsed for transfer to the Trustee at the address set forth above, accompanied by a written notice of conversion contained on the reverse of the certificate for the Debentures. Since it is the time of receipt, rather than the time of mailing, that determines whether Debentures have been properly surrendered for conversion, holders wishing to convert their Debentures should allow sufficient time for Debentures sent by mail to be received prior to the close of business on the Conversion Expiration Date.

    As promptly as practicable after the surrender of Debentures in the proper manner, the Company will issue and will deliver to the Trustee, a certificate or certificates for the number of whole shares of Common Stock to which such holder is entitled upon conversion together with cash in lieu of any fractional shares. If only a portion of Debentures are surrendered for conversion, the Company shall issue and cause the Trustee to deliver to such holder or such holder's designee a new Debenture of authorized denomination equal to the unconverted portion of the principal amount of such Debenture, provided that, after the Conversion Expiration Date, no such Debenture will be issued and all such Debentures shall be redeemed as described herein.

    No fractional shares of Common Stock will be issued upon conversion of any Debentures. In lieu of any fraction of a share of Common Stock which would otherwise be issuable in respect of the aggregate number of Debentures surrendered for conversion at one time by the same holder, such holder will be paid an amount in cash equal to the same fraction of the Closing Price (as hereinafter defined) of Common Stock on the close of business on the day of conversion. The "Closing Price" for any trading date means the last reported sales price regular way or, in the case no such reported sales takes place on such day, the average of the reported closing bid and asked prices regular way, in either case on the NASDAQ.

    2. REDEMPTION OF DEBENTURES ON THE REDEMPTION DATE. Any Debentures which have not been converted into Common Stock by a holder on or prior to the close of business on the Conversion Expiration Date, will be redeemed on the Redemption Date for cash in an amount equal to the redemption price of $1,039.00 per $1,000 principal amount of Debentures, plus accrued and unpaid interest of $16.79 to, but not including, the Redemption Date, for an aggregate Redemption Price of $1,055.79 per $1,000 principal amount of Debentures. To receive the Redemption Price for any such Debentures the holder thereof must surrender such Debentures to the Trustee at the address set forth above. On and after the Redemption Date, interest will cease to accrue and holders of Debentures will not have any rights as such holders other than the right to receive $1,055.79 per $1,000 principal amount of Debentures upon surrender of their Debentures.
                            ------------------------

    The Company will pay any and all stock transfer and documentary stamp taxes that may be payable in respect of any issuance or delivery of shares of Common Stock on account of the conversion of any Debentures. The Company will not, however, pay any such tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock or Debentures in a name other than that in which Debentures with respect to which such shares are issued were registered, or any payment to any person other than the registered holder thereof, and will not make any such issuance or payment unless and until the person otherwise entitled to such issuance or payment has paid to the Company or the Trustee on behalf of the Company the amount of any such tax or has presented evidence to establish, to the satisfaction of the Company, that such tax has been paid or is not payable.

    The Company has retained the services of D.F. King & Co., Inc. to act as the information agent in connection with the redemption of Debentures for which D.F. King & Co., Inc. will receive a fee of $5,000. For additional copies of this Prospectus, Notice of Redemption or Letter of Transmittal, holders of Debentures may contact D.F. King & Co., Inc. by mail at 77 Water Street, New York, New York 10005 or by telephone at (800) 755-7250.

                     COMMON STOCK PRICE RANGE AND DIVIDENDS

    The table below shows the range of reported per share sale prices of Common Stock on the NASDAQ for the periods indicated. A recent per share reported sale price, as reported on the NASDAQ, is set forth on the cover page of this Prospectus. The Common Stock is listed on the NASDAQ under the trading symbol VRLN.

                               FISCAL YEAR                                      HIGH          LOW
--------------------------------------------------------------------------  ------------  ------------
1995
  First Quarter...........................................................  $   20  3/64   $  17  9/64
  Second Quarter..........................................................      23 41/64      19
  Third Quarter...........................................................      25 58/64      20 11/16
  Fourth Quarter..........................................................      24 25/32      19  5/16
1996
  First Quarter...........................................................  $   23  1/16   $  20 29/64
  Second Quarter..........................................................      23 55/64      19 49/64
  Third Quarter...........................................................      23  5/8       20  7/8
  Fourth Quarter..........................................................      22  1/2       18  3/4
1997
  First Quarter...........................................................  $   23         $  18  1/8
  Second Quarter..........................................................      32  3/8       22  1/2
  Third Quarter (through August 18, 1997).................................      35  3/4       31  1/2

    The Company has paid a $0.09 quarterly dividend in respect of each of the quarters listed above through the second quarter of fiscal 1997. The Company has paid a cash dividend on its Common Stock since 1970. The declaration and payment of dividends are dependent on the Company's earnings, financial condition and capital needs and are at the discretion of the Company's Board of Directors (the "Board of Directors"). The Company's long-term debt agreements contain, among other provisions, covenants limiting the payment of dividends.

                                USE OF PROCEEDS

    The net proceeds to be received by the Company from the sale to the Purchasers of any Common Stock pursuant to the Standby Agreement will be used to effect the redemption of any Debentures not converted. The proceeds of this offering are dependent upon the number of Purchased Shares, if any, to be acquired by the Purchasers from the Company, which will not be determinable until after the close of business on the Conversion Expiration Date. To the extent that a portion of the profits realized by the Purchasers on the sale of up to 121,064 Purchased Shares are remitted to the Company as described under "Standby and Other Arrangements," such proceeds will be used by the Company for general corporate purposes. The Company will not receive any proceeds from the issuance of Common Stock upon the conversion of Debentures and will not receive any proceeds from the sale of shares of Common Stock, if any, received by the Purchasers upon conversion of Debentures purchased by the Purchasers in the open market.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 20,500,000 shares of capital stock, 20,000,000 of such shares being Common Stock, par value $0.10 per share, and 500,000 of such shares being preferred stock, par value $1.00 per share ("Preferred Stock"). At August 18, 1997, there were outstanding 6,427,908 shares of Common Stock and no shares of Preferred Stock, and 724,460 shares of Common Stock were reserved for issuance in connection with stock options issued to the Company's directors and employee stock and option plans.

    The Company's Certificate of Incorporation authorizes the Board of Directors to provide for the issuance, from time to time, of Preferred Stock in one or more series, to establish the number of shares to be included in each such series and to fix the designations and powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. Because the Board of Directors has the power to establish the preferences and rights of the shares of each series of Preferred Stock, it may afford the holders of any Preferred Stock preferences, powers and rights (including voting rights) senior to the rights of the holders of Common Stock, which could adversely affect the rights, including voting rights, of holders of Common Stock.

    Subject to the rights of holders of any Preferred Stock then outstanding, holders of Common Stock are entitled to receive such dividends as may from time to time be declared by the Board of Directors out of funds legally available therefor. Holders of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote. Because holders of Common Stock do not have cumulative voting rights, the holders of a majority of the shares of Common Stock represented at a meeting can elect all of the directors. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock would be entitled to share ratably in assets of the Company available for distribution to the holders of Common Stock.

    All outstanding shares of Common Stock are validly issued, fully paid and non-assessable. There are no preemptive rights for the Common Stock.

    The transfer agent and registrar for the Common Stock is Harris Trust and Savings Bank.

    The Company is a Delaware corporation subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits a publicly held Delaware corporation from consummating a "business combination," except under certain circumstances, with an "interested stockholder" for a period of three years after the time such person became an "interested stockholder" unless (i) prior to the time of the business combination the board of directors of the corporation approved such business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock, or (iii) at or after such time the business combination is approved by the board of directors and authorized at a meeting of the stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. An "interested stockholder" is defined as any person who, together with affiliates and associates, owns (or, within the prior three years, owned) 15% or more of a corporation's outstanding voting stock. A "business combination" includes any merger, sale of assets and other transaction resulting in a financial benefit to an interested stockholder.

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

    The following discussion is a general summary of certain anticipated United States Federal income tax consequences of the conversion or redemption of Debentures as described herein. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to holders of Debentures as described herein. As used herein, the term "United States Holder" means the beneficial owner of a Debenture that for United States Federal income tax purposes is (i) a citizen or resident of the United States,
(ii) treated as a domestic corporation or domestic partnership, or (iii) an estate or trust that is subject to United States Federal income taxation on a net income basis in respect of Debentures, and the term "Non-United States Holder" means the beneficial owner of a Debenture who or that is not a United States Holder.

    Holders of Debentures should be aware that this discussion does not deal with all United States Federal income tax considerations that may be relevant to particular holders in light of their particular circumstances, such as holders who are dealers in securities, banks, insurance companies or tax-exempt organizations. In addition, the following discussion does not address the tax consequences of any of the available alternatives to holders of Debentures under foreign, state or local tax laws or the tax consequences of transactions (if any) effectuated prior to or after the consummation of any such alternative (whether or not such transactions are undertaken in connection with such alternative). ACCORDINGLY, HOLDERS OF DEBENTURES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE ALTERNATIVES AVAILABLE TO THEM.

CONVERSION

    As a general rule, no gain or loss will be recognized by a holder upon the conversion of Debentures into Common Stock (except to the extent of any cash received in lieu of fractional shares of Common Stock). A holder must also recognize interest income to the extent of any accrued but unpaid interest on Debentures not previously recognized by the holder at the time of the conversion. Except for fractional shares of Common Stock for which cash is received and any Common Stock received that is attributable to previously unrecognized accrued but unpaid interest, a holder's adjusted tax basis in the Common Stock received on conversion of Debentures will be the same as the holder's adjusted tax basis in the Debentures converted at the time of the conversion, and the holding period for the Common Stock received on conversion will include the holding period of the Debentures converted (assuming such Debentures are held as a capital asset at the time of conversion). A holder's adjusted tax basis in a Debenture will equal the cost of the Debenture to the holder, increased by any market discount previously included in income by the holder or reduced by any bond premium amortization previously deducted by the holder with respect to such Debenture. Holders of two or more blocks of Debentures with different holding periods should consult with their tax advisors on how tax bases and holding periods should be allocated among shares of Common Stock received in the conversion.

    Although it is not free from doubt until confirmed by the issuance of Treasury Regulations, any accrued market discount not previously taken into income prior to the conversion of a Debenture in shares of Common Stock should carry over to the Common Stock received on conversion and be treated as ordinary income upon a subsequent disposition of such Common Stock (as opposed to being treated as ordinary income upon the conversion), to the extent of any gain recognized on such disposition. "Market discount" is defined generally as the excess, if any, of (i) the principal amount of the Debenture over (ii) the tax basis of the Debenture in the hands of the holder immediately after its acquisition by such holder.

REDEMPTION

    The redemption of Debentures will result in the recognition of gain or loss to the selling holder in an amount equal to the difference between the cash received upon redemption of such Debentures (except to the extent such amount is attributable to accrued but unpaid interest or market discount not previously recognized by the holder, which is taxable as ordinary income) and the holder's adjusted tax basis in such Debentures. Such gain or loss will be capital gain or loss provided that at the time of the redemption such Debentures were held as a capital asset. A holder's adjusted tax basis in a Debenture will be determined in the same manner as described above under the heading "Conversion."

    A Non-United States Holder of a Debenture will generally not be subject to United States Federal income tax or withholding tax on any gain realized on the redemption of such Debenture (including the receipt of cash in lieu of fractional shares upon conversion of a Debenture into Common Stock but, in certain cases, not including any amount representing interest or accrued market discount) unless (1) the gain is effectively connected with a United States trade or business of the Non-United States Holder, (2) in the case of a Non-United States Holder who is an individual, such holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other requirements are met, or (3) the holder is subject to tax pursuant to the provisions of the Code applicable to certain United States expatriates.

CAPITAL GAINS RATES

    The maximum United States Federal income tax rate applied to capital gains realized on a redemption of a Debenture held by an individual after July 28, 1997 will generally be (i) 20% if such Debenture has been held by such individual for more than 18 months as of the date of the redemption, (ii) 28% if such Debenture has been held by such individual for more than 12 months but not more than 18 months as of the date of the redemption, and (iii) the rate that applies to ordinary income (I.E., a graduated rate up to a maximum of 39.6%) if such Debenture has been held by such individual for no more than 12 months as of the date of the redemption.

BACKUP WITHHOLDING ON PROCEEDS FROM REDEMPTION

    The redemption of Debentures by holders will ordinarily not be subject to backup withholding of United States Federal income taxes. However, the Trustee will be required to withhold tax at the rate of 31% from redemption proceeds paid to United States Holders who (i) have failed to furnish their taxpayer identification number ("TIN") to the Trustee; (ii) have, according to the IRS, furnished an incorrect TIN to the Trustee, (iii) have, according to the IRS, underreported interest, dividends or patronage dividend income in the past; or
(iv) have failed to satisfy the payee certification requirements of Section 3406 of the Code. Each United States Holder who sells Debentures, or whose Debentures are redeemed, will be required to provide and certify his or her correct TIN and to certify that he or she is an exempt recipient. A Non-United States Holder will generally not be subject to backup withholding of United States Federal income taxes, but may be subject to withholding tax at the rate of 30% (or, if applicable, a lower treaty rate) from redemption proceeds attributable to accrued interest or market discount on such Debentures.

    THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH HOLDER IS URGED TO CONSULT SUCH HOLDER'S OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER (INCLUDING THE APPLICABILITY AND EFFECT OF THE CONSTRUCTIVE OWNERSHIP RULES AND STATE, LOCAL AND FOREIGN TAX LAWS) OF THE CONVERSION OR REDEMPTION OF DEBENTURES.

                         STANDBY AND OTHER ARRANGEMENTS

    Subject to the terms and conditions contained in the Standby Agreement dated August 20, 1997 (the "Standby Agreement") among the Company and Donaldson, Lufkin & Jenrette Securities Corporation, Piper Jaffray Inc. and Robert W. Baird & Co. Incorporated (the "Purchasers") the Purchasers, have agreed, severally and not jointly, to purchase directly from the Company, subject to certain conditions, at a price of $23.85 per share, that number of shares of Common Stock which in the aggregate equal the whole number of shares of Common Stock as would have been issuable upon conversion of any Debentures which are not duly surrendered for conversion by the close of business on the Conversion Expiration Date (the "Purchased Shares"), in the respective percentages set forth below.

                                    PURCHASERS                                       PERCENTAGE
----------------------------------------------------------------------------------  -------------
Donaldson, Lufkin & Jenrette Securities Corporation...............................           50%
Piper Jaffray Inc.................................................................           25
Robert W. Baird & Co. Incorporated................................................           25
                                                                                            ---
    Total.........................................................................          100%
                                                                                            ---
                                                                                            ---

    The Purchasers may also purchase Debentures in the open market prior to the close of business on the Conversion Expiration Date. The Purchasers have agreed with the Company to convert any Debentures so purchased into shares of Common Stock.

    Pursuant to the terms of the Standby Agreement and in consideration of their obligations thereunder, the Company has agreed to pay the Purchasers the sum of
(i) $461,980, plus (ii) an additional amount equal to $0.8348 per share for each Purchased Share in excess of 121,064 shares (5% of the maximum number of shares of Common Stock issuable upon the conversion of the Debentures outstanding at the close of business on August 18, 1997) purchased from the Company pursuant to the Standby Agreement.

    The Purchasers propose to offer any Common Stock obtained as described above in part directly to the public as set forth on the cover page of this Prospectus and in part to certain securities dealers at prices which may represent concessions from the prices at which such shares are then being offered to the public. The Purchasers may allow, and such dealers may reallow, a concession to certain brokers and dealers. The amount of such concessions and reallowances will be determined from time to time by the Purchasers. In effecting such transactions, the Purchasers may realize profits and losses independent of the compensation referred to above.

    Each Purchaser has agreed, severally and not jointly, to remit to the Company 50% of the Excess Proceeds (as defined below), if any, received by such Purchaser from (i) in the case of Donaldson, Lufkin & Jenrette Securities Corporation, the first 60,532 Purchased Shares sold by it, (ii) in the case of Piper Jaffray Inc., the first 30,266 Purchased Shares sold by it and (iii) in the case of Robert W. Baird & Co. Incorporated, the first 30,266 Purchased Shares sold by it. For purposes of the foregoing, the "Excess Proceeds" with respect to a Purchaser shall mean the aggregate actual sales price (net of selling concessions, transfer taxes and other expenses of sale) of the first 60,532 Purchased Shares sold by Donaldson, Lufkin & Jenrette Securities Corporation, the first 30,266 Purchased Shares sold by Piper Jaffray Inc. and the first 30,266 Purchased Shares sold by Robert W. Baird & Co. Incorporated less, in each case, $23.85 per Purchased Share.

    The Company has agreed that from the date of the Standby Agreement until the earlier of (i) the date all Purchased Shares and shares of Common Stock acquired by the Purchasers upon conversion of Debentures purchased by the Purchasers in the open market have been sold and (ii)(a) 30 days after the Redemption Date if the Purchasers purchase 121,064 Purchased Shares or less or (b) 90 days after the Redemption Date if the Purchasers purchase more than 121,064 Purchased Shares, it will not, without the prior written consent of the Purchasers, (x) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or (y) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause
(x) or (y) is to be settled by delivery of Common Stock, or other such securities, in cash or otherwise). The foregoing sentence shall not apply to (i) sales to the Purchasers pursuant to the Standby Agreement, (ii) any shares of Common Stock issued by the Company upon the exercise of an option or warrant or the conversion of a security (including the Debentures) outstanding on the date of the Standby Agreement, (iii) the grant of options pursuant to the Company's stock option plans or the issuance of Common Stock pursuant to the Company's employee stock purchase plan and (iv) from and after the Redemption Date, Common Stock or any security convertible into or exercisable or exchangeable for Common Stock, issued in a private placement to a seller in connection with any acquisition by the Company or any of its subsidiaries.

    In connection with the offering, the Purchasers may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Purchasers may make short sales of the Common Stock in the open market. In addition, the Purchasers may bid for and purchase shares of Common Stock in the open market to stabilize the price of the Common Stock. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Purchasers are not required to engage in these activities, and may end any of these activities at any time.

    The Company has agreed to indemnify the Purchasers against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or to contribute to payments that the Purchasers may be required to make in respect thereof.

    Certain of the Purchasers or their affiliates have rendered, and are expected to continue to render, various investment banking and other advisory services to the Company, for which they have received normal and customary fees.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company with the Securities and Exchange Commission (the "Commission") can be inspected, and copies may be obtained, at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, as well as at the following Regional Offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

    The Company has filed with the Commission a Registration Statement on Form S-3 (as amended and including exhibits, the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents, which have been filed by the Company with the Commission, are incorporated herein by reference.

    1.  Annual Report on Form 10-K for the fiscal year ended January 31, 1997;

    2.  Quarterly Report on Form 10-Q for the quarter ended May 3, 1997;

    3.  Current Report on Form 8-K dated August 19, 1997; and

    4. The description of the Company's Preferred Share Purchase Rights included in the Registration Statement on Form 8-A dated July 19, 1996, as amended.

    All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereunder shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents which have been or may be incorporated by reference in this Prospectus, other than exhibits to such documents not specifically described above. Requests for such documents should be directed to Varlen Corporation, 55 Shuman Boulevard, Post Office Box 3089, Naperville, Illinois, 60566-7089 (Telephone Number (630) 420-0400).

                                 LEGAL MATTERS

    The legality of the shares of Common Stock offered hereby will be passed upon for the Company by Vicki L. Casmere, Vice President, General Counsel and Secretary of the Company. Certain other matters will be passed on for the Company by Kirkland & Ellis, Chicago, Illinois. Certain legal matters related to this offering will be passed upon for the Purchasers by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

    The consolidated financial statements and the related consolidated financial statement schedule incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended January 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE PURCHASERS.THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.THE DELIVERY OF THIS PROSPECTUS AT ANY TIME OR ANY SALE MADE HEREUNDER DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                 --------------

                               TABLE OF CONTENTS

                                                        PAGE
Prospectus Summary.............................           3

Risk Factors...................................           5

Redemption of Debentures; Available
  Alternatives.................................           6

Common Stock Price Range And Dividends.........           8

Use of Proceeds................................           8

Description of Capital Stock...................           9

Certain United States Federal Tax
  Considerations...............................          10

Standby And Other Arrangements.................          12

Available Information..........................          14

Incorporation of Certain Documents by
  Reference....................................          14

Legal Matters..................................          15

Experts........................................          15

                                2,421,279 SHARES

                               VARLEN CORPORATION

                                  COMMON STOCK

                               -----------------

                                   PROSPECTUS
                               -----------------

                          DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION

                               PIPER JAFFRAY INC.

                              ROBERTW. BAIRD & CO.
       INCORPORATED

                                 AUGUST  , 1997

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The Company is paying the expenses of the offering. The amounts set forth below, except for the Securities and Exchange Commission registration fee, are estimated:

Securities and Exchange Commission registration fee...............  $  23,617
Nasdaq Stock Market Listing Fee...................................     17,500
Legal fees........................................................     50,000
Printing and engraving expenses...................................     20,000
Auditors' fees....................................................     20,000
Blue sky fees.....................................................      2,000
Miscellaneous.....................................................     16,883
                                                                    ---------
    Total.........................................................  $ 150,000
                                                                    ---------
                                                                    ---------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Company shall, to the full extent permitted by the General Company Law of the State of Delaware, Article EIGHTH of the Company's Certificate of Incorporation and Article VII, Section 4 of the Company's By-Laws, indemnify all persons whom it has the power to indemnify pursuant thereto.

    Article 102 of the General Corporation Law of the State of Delaware and Article NINTH of the Company's Certificate of Incorporation permit the limitation of directors' personal liability to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director except in certain situations including the breach of a director's duty of loyalty or acts or omissions not made in good faith.

    The Company has director and officer insurance coverage, which effectively acts as a personal liability policy for third party claims against any officer or director of the Company acting in such capacity on behalf of the Company or any Subsidiary of which the Company owns more than 50% of the outstanding stock.

    The Company has entered into an Indemnification Agreement with each of its officers and directors whereby the Company has agreed to indemnify and advance expenses to such persons to the fullest extent permitted by applicable law.

ITEM 16.  EXHIBITS.

  1.1  Form of Standby Agreement

  4.1  Form of Indenture between the Harris Trust and Savings Bank and the
         Company (incorporated herein by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-3, File No. 33-61826)

  4.2  Company's Restated Articles of Incorporation, as amended through October
         1, 1996

  4.3  Company's By-Laws, as amended through May 29, 1997

  5.1 Opinion of Vicki L. Casmere, Vice President, General Counsel and Secretary of the Company, with respect to legality

  8.1  Opinion of Kirkland & Ellis with respect to tax matters

 23.1  Consent of Deloitte & Touche LLP, independent auditors

 23.2  Consent of Vicki L. Casmere (included in Exhibit 5.1)

 23.2  Consent of Kirkland & Ellis (included in Exhibit 8.1)

 24.1  Powers of Attorney

 99.1  Form of Notice of Redemption

 99.2  Form of Letter of Transmittal

ITEM 17.  UNDERTAKINGS.

    The undersigned Registrant hereby undertakes:

     1. For purposes of determining any liability under the Securities Act of 1933 (the "Securities Act"), each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     2. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     3. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

     4. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Naperville, State of Illinois on August 19, 1997.

                                VARLEN CORPORATION

                                By:            /s/ RICHARD L. WELLEK
                                     ------------------------------------------
                                                 Richard L. Wellek
                                       CHAIRMAN OF THE BOARD OF DIRECTORS AND
                                              CHIEF EXECUTIVE OFFICER

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on August 19, 1997 by the following persons in the capacities indicated.

          SIGNATURE                       TITLE

                                Chairman of the Board of
    /s/ RICHARD L. WELLEK         Directors and Chief
------------------------------    Executive Officer
     (Richard L. Wellek)          (principal executive
                                  officer)

                                Vice President, Finance
   /s/ RICHARD A. NUNEMAKER       and Chief Financial
------------------------------    Officer (principal
    (Richard A. Nunemaker)        accounting officer)

      /s/ RUDOLPH GRUA*
------------------------------  Director
        (Rudolph Grua)

     /s/ ERNEST H. LORCH*
------------------------------  Director
      (Ernest H. Lorch)

    /s/ L. WILLIAM MILES*
------------------------------  Director
      (L. William Miles)

    /s/ GREG A. ROSENBAUM*
------------------------------  Director
     (Greg A. Rosenbaum)

     /s/ JOSEPH J. ROSS*
------------------------------  Director
       (Joseph J. Ross)

   /s/ THEODORE A. RUPPERT*
------------------------------  Director
    (Theodore A. Ruppert)

*By:       /s/ RICHARD A.
              NUNEMAKER
      -------------------------
        Richard A. Nunemaker,
          ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

  1.1  Form of Standby Agreement

  4.1  Form of Indenture between the Harris Trust and Savings Bank and the
         Company (incorporated herein by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-3, File No. 33-61826)

  4.2  Company's Restated Articles of Incorporation, as amended through
         October 1, 1996

  4.3  Company's By-Laws, as amended through May 29, 1997

  5.1  Opinion of Vicki L. Casmere, Vice President, General Counsel and
         Secretary of the Company, with respect to legality

  8.1  Opinion of Kirkland & Ellis with respect to tax matters

 23.1  Consent of Deloitte & Touche LLP, independent auditors

 23.2  Consent of Vicki L. Casmere (included in Exhibit 5.1)

 23.2  Consent of Kirkland & Ellis (included in Exhibit 8.1)

 24.1  Powers of Attorney

 99.1  Form of Notice of Redemption

 99.2  Form of Letter of Transmittal